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                             FOR IMMEDIATE RELEASE

                           JD AMERICAN WORKWEAR, INC.
                 ANNOUNCES 2.5 MILLION DOLLAR EQUITY INVESTMENT
                     BY UNION LABOR LIFE INSURANCE COMPANY


      Coventry, RI, April 13, 1998 -- JD American Workwear, Inc. (OTCBB:
"JDAW") the Coventry based headquarters of the patented industrial safety workwear manufacturer has formally announced a $2.5 million dollar equity investment made by the Union Labor Life Insurance Company (ULLICO). This investment caps an agreement signed on November 25, 1997 between JDAW and the Union of Needletrades, Industrial and Textile Employees, AFL-CIO, CLC (UNITE). The result of these relationships will benefit both JDAW and the many different Union Members and was the beginning of an inter-union partnership.

      In December of 1997 JD American Workwear, Inc. began making its Patented Safety Work Pants at Fine Vines Manufacturing in Greenville, Mississippi. "Really and truly it has been a lifesaver", said Thelma Kennedy, the Union Representative at Fine Vines. "We are excited to have this work and to be putting in the Union Labels". Because of this multi-union solidarity effort, and the direction of Joseph Nigro, President of The Boston Building Trades, Union construction workers on site in Boston snapped up and bought the first of the new Unite-Union made JD American Workwear, Inc. Patented Safety Work Pants.

      David DeBaene, President and CEO, stated, "We are proud and excited to have ULLICO as a shareholder. This strategic investment will be advantageous for all parties involved and will be primarily used for Union production and marketing under the new Union-Made Program. The production of JD Safety Workwear by Union Workers presents tremendous marketing opportunities for our Company, as this program will be directed to all sixteen million AFL-CIO members nationwide. Many jobs, particularly in the garment industry, have been taken from Americans and sent overseas. This new multi-union partnership will create hundreds of jobs for UNITE in the garment industry and provide high quality Patented Safety Workwear for millions of Union members."

      The Company designs, markets and sells a complete line of commercial and industrial safety workwear built to increase and insure worker safety and comfort. The Company's product line is highlighted by its unique patented proprietary denim JD Safety Work Jeans and the cotton/poly blend JD Safety Work Pant, an industrial uniform style work pant. These products incorporate a patented safety design with built-in innovative waterproof foam knee pads and special protective sheathing on the knees and buttocks designed to protect the worker and provide durability and comfort. In addition to its safety workwear products, the Company offers a complete line of commercial and industrial footwear.

      For further information please contact Randolph Beimel at JD American Workwear, Inc. at (800) 435-3267.